UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:	November 30, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Announces Appointment

of New Board Member

MONTREAL, QUEBEC and SARASOTA, FLORIDA – November 30, 2015 – Intertape Polymer Group Inc. (TSX: ITP) (“IPG®” or the “Company”) today announced the appointment of Ms. Mary Pat Salomone as a new board member of the Company.

Ms. Salomone is currently on the Board of Directors of TransCanada Corporation, where she serves on the Audit as well as the Health, Safety and Environment Committees. She’s also a director of the Youngstown State University Foundation.

From 2010 to 2013, Ms. Salomone was Senior Vice President & Chief Operating Officer of the Babcock & Wilcox Company (“B&W”), with over 23,000 employees and 30 locations worldwide. Prior to that, she held several senior positions with B&W including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

“On behalf of the Board of Directors, I am very pleased to welcome Ms. Salomone as a new board member of the Company. Ms. Salomone has extensive experience in large scale global operations and manufacturing. In addition, in her various positions, she has been involved with strategic planning, business development, IT, M&A, supply chain and quality assurance. We are confident that Mary Pat, with her vast experience, will provide insight and value to our Board in the years ahead,” said George J. Bunze, Chairman of the Board of Directors.

About Intertape Polymer Group

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

For information about Intertape, visit www.itape.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the insights and value that Ms. Salamone will provide to the Board, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

For further information please contact:

MaisonBrison Communications

Pierre Boucher

514-731-0000